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                                                           OMB APPROVAL
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                      UNITED STATES                OMB Number:         3235-0058
           SECURITIES AND EXCHANGE COMMISSION      Expires:         May 31, 1997
                 Washington, D.C. 20549            Estimated average burden
                                                   hours per response ..... 2.50
                       FORM 12b-25                 -----------------------------
               NOTIFICATION OF LATE FILING         -----------------------------
                                                           SEC FILE NUMBER

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                                                            CUSIP NUMBER

                       (Check One):                -----------------------------

[ ] Form 10-KSB  [ ] Form 20-F   [ ] Form 11-K   [X] Form 10-QSB  [ ] Form N-SAR

                  FOR PERIOD ENDED:    August 31, 1998
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                  [ ] Transition Report on Form 10-KSB
                  [ ] Transition Report on Form 20-F
                  [ ] Transition Report on Form 11-K
                  [ ] Transition Report on Form 10-QSB
                  [ ] Transition Report on Form N-SAR

For the Transition Period Ended:
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Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

Pak Mail Centers of America, Inc.
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Full Name of Registrant

N/A
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Former Name if Applicable

3033 South Parker Road, Suite 1200
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Address of Principal Executive Office (Street and Number)

Aurora, Colorado  80014-2934
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City, State and Zip Code


PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)        The subject annual report,  semi-annual  report,  transition report on Form 10-KSB, Form 20-F, Form 11-K or Form N- SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form
                    10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-KSB, Form 20-F, Form 11-K, Form 10-QSB, Form N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)


     Delays have been encountered in obtaining and completing the financial information necessary to prepare the financial statements of Registrant for the quarter ended August 31, 1998 due to the recent death of Registrant's Manager of Accounting and Human Resources. Therefore, Registrant is unable to complete the required financial information without unreasonable effort and expense for the quarter ended August 31, 1998, in order for Registrant's Quarterly Report on Form 10-QSB to be filed in the prescribed time period. Registrant's Quarterly Report on Form 10-QSB will be filed no later than the fifth calender day following the prescribed due date.


PART IV - OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

Raymond S. Goshorn                    303                   752-3500
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           (Name)                 (Area Code)          (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                [X] Yes   [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                [X] Yes   [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     (3) Registrant will report revenues of approximately $1,043,812 for the three months ended August 31, 1998, as compared to revenues of $1,233,954 for the three months ended August 31, 1997. Additionally, Registrant will report net income of approximately $27,373 for the three months ended August 31, 1998, as compared to net income of $169,242 for the three months ended August 31, 1997. The decrease in revenues and net income between the three months ended August 31, 1998 and the same prior year period is primarily due to a decrease in individual franchise sales.

                        Pak Mail Centers of America, Inc.
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:   October 14, 1998                     By: /s/  Raymond S. Goshorn
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                                                Raymond S. Goshorn,
                                                Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                               ATTENTION

       Intentional misstatements or omissions of fact constitute
           Federal Criminal Violations (See 18 U.S.C. 1001).